Exhibit 99.1

GERDAU S.A. and subsidiaries 11/10/11 3Q11 Quarterly Results

Mission

To create value for our customers, shareholders, employees, and communities, by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER’s choice

SAFETY above all

Respected, engaged, and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social, and environmental SUSTAINABILITY

Gerdau is the leading producer of long steel in the Americas and one of the largest suppliers of specialty long steel in the world. It has 45,000 employees and an industrial presence in 14 countries, with operations in the Americas, Europe, and Asia, for combined annual installed production capacity of more than 25 million tonnes of steel. Gerdau is the largest recycler in Latin America and the world, transforming millions of tonnes of scrap into steal each year. With nearly 140,000 shareholders, Gerdau is listed on the São Paulo, New York, and Madrid stock exchanges.

Highlights in the Third Quarter of 2011

	3rd Quarter		3rd Quarter		Variation	2nd Quarter		Variation	9 months		9 months		Variation
Key Information	2011		2010		3Q11/3Q10	2011		3Q11/2Q11	of 2011		of 2010		9M11/9M10
Production (1,000 t)
Crude Steel (slabs/blooms/billets)	5,018		4,404		14%	5,123		-2%	14,890		13,475		11%
Rolled Steel	4,210		3,628		16%	4,178		1%	12,435		11,118		12%
Shipments (1,000 t)	4,849		4,415		10%	4,897		-1%	14,455		12,850		12%
Net Sales (R$ million)	8,967		8,190		9%	9,010		0%	26,341		23,593		12%
EBITDA (R$ million)	1,215		1,265		-4%	1,309		-7%	3,626		4,386		-17%
Net Income (R$ million)	713		609		17%	503		42%	1,626		2,038		-20%
Gross Margin	15%		16%			16%			15%		19%
EBITDA margin	14%		15%			15%			14%		19%
Shareholders’ Equity (R$ million)	26,630		20,276			24,506			26,630		20,276
Total Assets (R$ million)	49,427		42,808			45,036			49,427		42,808
Gross Debt / Total Capitalization(1)	34%		41%			33%			34%		41%
Net Debt / Total Capitalization(2)	26%		38%			24%			26%		38%
Gross Debt / EBITDA(3)	3.0	x	2.5	x		2.7	x		3.0	x	2.5	x
Net Debt / EBITDA(3)	2.1	x	2.2	x		1.7	x		2.1	x	2.2	x

(1) Total Capitalization = shareholders’ equity + gross debt

(2) Total Capitalization = shareholders’ equity + net debt

(3) EBITDA in last 12 months

World Steel Market

Steel Industry Production	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(Miliion tonnes)	2011	2010	3Q11/3Q10	2011	3Q11/2Q11	of 2011	of 2010	9M11/9M10
Crude Steel
Brazil	8.9	8.5	5%	9.2	-3%	26.7	24.9	7%
North America (excluding Mexico)	25.2	23.5	7%	24.9	1%	74.6	70.8	5%
Latin America (excluding Brazil)	8.5	7.4	15%	8.6	-1%	24.8	21.2	17%
China	174.8	151.7	15%	179.2	-2%	525.7	474.9	11%
Others	157.6	149.4	5%	162.7	-3%	482.0	456.2	6%
Total	375.0	340.5	10%	384.6	-2%	1,133.8	1,048.0	8%

Source: worldsteel and Gerdau

•      In 3Q11, world steel production grew in relation to 3Q10 (see table above). All regions where Gerdau has operations recorded recoveries in production output to a greater or lesser extent. China remained an important player in the international market, with its production growing in 3Q11 in relation to 3Q10 to account for 47% of world steel output. Average capacity utilization in the world steel industry stood at 79% in September 2011. All regions experienced a slight deceleration in relation to 2Q11, due to adjustment of stock levels in the market.

•      In October, the World Steel Association released its latest Short Range Outlook, containing forecasts for global apparent steel consumption in 2011 and 2012. Worldsteel forecasts that global demand will increase by 6.5% this year. This projection is markedly improved compared with the April Short Range Outlook, which forecast an increase of 5.9%, and is due to strong performances from emerging and developing countries, China in particular. Worldsteel forecasts an increase of 5.4% in global steel consumption for 2012. According to Worldsteel, next year’s result will be driven by emerging countries (BRIC and MENA). Despite forecasting weak growth in developed countries, Worldsteel does not believe that a second wave of recession is likely. The association noted that the greatest challenges for the market over the coming months will be the eurozone debt crisis, the risk of recession in the US, and the slow-down of Chinese economy. In light of these uncertainties, the forecast should be considered as “cautiously optimistic”. Worldsteel estimates that by 2012, apparent steel consumption in developed countries will still be approximately 15% below 2007 levels, whereas in emerging and developing economies, it will be 44% above. According to projections for 2012, emerging and developing economies will account for close to 73% of world steel demand. This is in contrast to 61% in 2007.

Gerdau’s performance in the second quarter of 2011

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the international accounting standards issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international standards issued by the Accounting Pronouncement Committee (CPC) and approved by the Brazilian Securities Commission (CVM), pursuant to CVM Instruction 485, dated September 1, 2010.

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business Operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazilian BO) — includes Brazilian operations, except specialty steel.

•      North America (North American BO) — includes all North American operations, except Mexico and specialty steel

•      Latin America (Latin American BO) — includes all Latin American operations, except Brazil

•      Specialty Steel (Specialty Steel BO) — includes specialty steel operations in Brazil, Spain, the United States, and India.

Crude Steel and Rolled Steel Production

Production	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(1,000 tonnes)	2011	2010	3Q11/3Q10	2011	3Q11/2Q11	of 2011	of 2010	9M11/9M10
Crude Steel (slabs, blooms, and billets)
Brazil	2,007	1,771	13%	1,969	2%	5,698	5,235	9%
North America	1,726	1,462	18%	1,802	-4%	5,299	4,702	13%
Latin America	428	350	22%	446	-4%	1,304	1,057	23%
Specialty Steel	857	821	4%	906	-5%	2,589	2,481	4%
Total	5,018	4,404	14%	5,123	-2%	14,890	13,475	11%

Rolled Steel
Brazil	1,248	1,030	21%	1,182	6%	3,535	3,170	12%
North America	1,630	1,405	16%	1,598	2%	4,851	4,339	12%
Latin America	537	440	22%	549	-2%	1,614	1,353	19%
Specialty Steel	795	753	6%	849	-6%	2,435	2,256	8%
Total	4,210	3,628	16%	4,178	1%	12,435	11,118	12%

Crude Steel

•      On a consolidated basis, production growth in 3Q11 in relation to 3Q10 reflected greater demand during the comparison period for all business operations, with different intensities, particularly in the Brazilian and North American BOs (see table above), which presented the greatest growth in absolute values. Additionally, increased production contributed to replacement of strategic stock, due to greater sales from the previous quarter.

•      Compared with 2Q11, consolidated production was relatively stable.

Rolled Steel

•      On a consolidated basis, the increase in rolled steel production in 3Q11 compared with 3Q10 was driven by the recovery in crude steel production.

Crude Steel Production (in thousands of tonnes)	Rolled Steel Production (in thousands of tonnes)

Shipments

Consolidated Shipments (1)	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(1,000 tonnes)	2011	2010	3Q11/3Q10	2011	3Q11/2Q11	of 2011	of 2010	9M11/9M10
Brazil	1,788	1,635	9%	1,790	0%	5,275	4,835	9%
Domestic Market	1,371	1,211	13%	1,283	7%	3,824	3,640	5%
Exports	417	424	-2%	507	-18%	1,451	1,195	21%
North America	1,625	1,506	8%	1,676	-3%	4,944	4,299	15%
Latin America (2)	711	565	26%	644	10%	1,992	1,646	21%
Specialty Steel	725	709	2%	787	-8%	2,244	2,070	8%
Total	4,849	4,415	10%	4,897	-1%	14,455	12,850	12%

(1) — Excludes shipments to subsidiaries

(2) — Excludes coke shipments.

•      The higher consolidated shipments in 3Q11 in relation to 3Q10 are explained by the recovery in demand in practically all operations run by Gerdau. At the Brazilian BO, growth in shipments was due to strength in the internal market. At the Latin American BO, the growth in shipments for Colombia, Mexico, and Argentina reflect the good demand from the construction sectors in these countries. At the North American BO, recovery of shipments was fuelled by stronger demand observed in the region, especially from clients in the manufacturing and energy industries. The PMI (Purchasing Managers Index) from the ISM (Institute for Supply Management), the main industrial production indicator in North America, reached 51.6 points in September 2011, with a reading above 50 indicating growth. On the other hand, the construction industry has continued to operate below its historical level, with the exception of Texas. At the Specialty Steel BO, operations in Brazil and the United States were stable, thanks to the high shipment levels already achieved. For markets serviced by Spain, including Germany and France, where demand was weaker than in the previous year, shipments showed recovery in the period.

•      In relation to 2Q11, consolidated shipments were relatively stable. At the Brazilian BO, strong demand from the construction sector fueled increased shipments in the domestic market. In the construction sector, the Brazilian Central Bank forecasts growth of 3.4% in construction GDP in 2011. In industry, the production of capital goods maintained a good level throughout this year despite a slow-down in growth, according to data from the Brazilian Geography and Statistics Institute (IBGE). Exports from Brazil, however, fell due to decreased demand for semi-finished products and routing of shipments to meet the needs of the domestic market. At the Specialty Steel BO, the reduction in shipments was mainly due to the seasonality observed in Spain and, to a lesser extent, in the United States.

Consolidated Shipments (1)

(in thousands of tonnes)

(1) — Excludes sales to subsidiaries

Operating Results by BO

Net Sales

Net Sales	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2011	2010	3Q11/3Q10	2011	3Q11/2Q11	of 2011	of 2010	9M11/9M10
Brazil	3,282	3,244	1%	3,243	1%	9,479	9,411	1%
Domestic Market	2,789	2,779	0%	2,656	5%	7,789	8,150	-4%
Exports	493	465	6%	587	-16%	1,690	1,261	34%
North America	2,676	2,332	15%	2,690	-1%	7,994	6,647	20%
Latin America (1)	1,141	919	24%	1,045	9%	3,214	2,625	22%
Specialty Steel	1,868	1,695	10%	2,032	-8%	5,654	4,910	15%
Total	8,967	8,190	9%	9,010	0%	26,341	23,593	12%

(1) — Includes net sales from coke shipments.

•      In 3Q11, consolidated net sales grew in relation to 3Q10 (see table above) due to higher shipments at all business operations. At the North America and Specialty Steel BOs, the increase in net sales was also the result of the increase in net sales per ton shipped. At the Latin American BO, net sales grew in line with higher shipments. At the Brazilian BO, where net sales grew slightly, the higher volume of shipments for the period was offset by the decrease in net sales per ton shipped, due to the discounts granted in the domestic market in the second half of 2010.

•      In relation to 2Q11, consolidated net sales were relatively stable.

Cost of Goods Sold and Gross Margin

		3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
Cost of Goods Sold and Gross Margin		2011	2010	3Q11/3Q10	2011	3Q11/2Q11	of 2011	of 2010	9M11/9M10
Brazil	Net Sales (R$million)	3,282	3,244	1%	3,243	1%	9,479	9,411	1%
	Cost of goods sold (R$million)	(2,653)	(2,531)	5%	(2,647)	0%	(7,787)	(6,940)	12%
	Gross profit (R$million)	629	713	-12%	596	6%	1,692	2,471	-32%
	Gross Margin (%)	19%	22%		18%		18%	26%
North America	Net Sales (R$million)	2,676	2,332	15%	2,690	-1%	7,994	6,647	20%
	Cost of goods sold (R$million)	(2,384)	(2,119)	13%	(2,376)	0%	(7,081)	(5,992)	18%
	Gross profit (R$million)	292	213	37%	314	-7%	913	655	39%
	Gross Margin (%)	11%	9%		12%		11%	10%
Latin America	Net Sales (R$million)	1,141	919	24%	1,045	9%	3,214	2,625	22%
	Cost of goods sold (R$million)	(1,017)	(827)	23%	(912)	12%	(2,811)	(2,228)	26%
	Gross profit (R$million)	124	92	35%	133	-7%	403	397	2%
	Gross Margin (%)	11%	10%		13%		13%	15%
Specialty Steel	Net Sales (R$million)	1,868	1,695	10%	2,032	-8%	5,654	4,910	15%
	Cost of goods sold (R$million)	(1,574)	(1,363)	15%	(1,671)	-6%	(4,755)	(3,862)	23%
	Gross profit (R$million)	294	332	-11%	361	-19%	899	1,048	-14%
	Gross Margin (%)	16%	20%		18%		16%	21%
Consolidated	Net Sales (R$million)	8,967	8,190	9%	9,010	0%	26,341	23,593	12%
	Cost of goods sold (R$million)	(7,628)	(6,840)	12%	(7,606)	0%	(22,434)	(19,022)	18%
	Gross profit (R$million)	1,339	1,350	-1%	1,404	-5%	3,907	4,571	-15%
	Gross Margin (%)	15%	16%		16%		15%	19%

•      Comparing 3Q11 with 3Q10, the higher cost of goods sold on a consolidated basis mainly reflects the growth in shipments in all business operations. The lower consolidated gross margin (see table above) is explained by higher raw material prices and stable prices for steel products. At the Brazilian BO, the decrease in net sales per ton and the increased cost of raw materials led to a lower gross margin than the comparison period, even with higher dilution of fixed costs, resulting from growing shipments. At the Specialty Steel BO, the lower gross margin mainly reflected the increase in raw material prices outpacing the increase in net sales per ton. On the other hand, the North American BO posted gross margin expansion in relation to 3Q10, with growth in physical sales diluting fixed costs, in addition to increased net sales per ton outpacing the growth in costs of raw materials.

•      On a consolidated basis, the gross margin in 3Q11 contracted by 1 percentage point in relation to 2Q11, due to decreased shipments. At the Brazilian BO specifically, the increased gross margin was due to higher shipments in the domestic market, resulting in an improvement in the sales mix.

Selling, General and Administrative Expenses

Selling, General and Adminstrative Expenses	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2011	2010	3T11/3T10	2011	3T11/2T11	of 2011	of 2010	9M11/9M10

Selling Expenses	150	136	10%	157	-4%	446	395	13%
General and Administrative Expenses	441	476	-7%	432	2%	1,314	1,334	-1%
Total	591	612	-3%	589	0%	1,760	1,729	2%
Net sales	8,967	8,190	9%	9,010	0%	26,341	23,593	12%
% of net sales	7%	7%		7%		7%	7%

•      Selling, general, and administrative expenses as a percentage of net sales remained stable in all comparison periods.

Equity Income

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded shipments of 276,000 tons of steel in 3Q11, based on their respective equity interests, for net sales of R$ 400 million.

•      Based on the results of these companies, equity income was positive at R$ 5 million in 3Q11, in contrast to minus R$ 6 million in 3Q10.

EBITDA

Breakdown of consolidated EBITDA (1)	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2011	2010	3T11/3T10	2011	3T11/2T11	of 2011	of 2010	9M11/9M10
Net Income	713	609	17%	503	42%	1,626	2,038	-20%
Net financial result	58	—	—	217	-73%	446	502	-11%
Provision for Income Tax and Social Contribution	6	172	-97%	158	-96%	238	430	-45%
Depreciation and Amortization	438	484	-10%	431	2%	1,316	1,416	-7%
EBITDA	1,215	1,265	-4%	1,309	-7%	3,626	4,386	-17%
EBITDA margin	14%	15%		15%		14%	19%

(1) Includes the result of jointly controlled entities and associate companies, according to the equity income method.

Obs.: EBITDA is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered as an alternative to cash flow as an indicator of liquidity. EBTIDA is not standardized and therefore cannot be compared with that of other companies.

Reconciliation of consolidated EBITDA	3rd Quarter	3rd Quarter	2nd Quarter	9 months	9 months
(R$ million)	of 2011	of 2010	of 2011	of 2011	of 2010
EBITDA (1)	1,215	1,265	1,309	3,626	4,386
Depreciation and Amortization	(438)	(484)	(431)	(1,316)	(1,416)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES (2)	777	781	878	2,310	2,970

(1) Non-accounting measurement adopted by the Company

(2) Accounting measurement disclosed in consolidated Statements of Income

		3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
EBITDA by Business Operation		2011	2010	3T11/3T10	2011	3T11/2T11	of 2011	of 2010	9M11/9M10
Brazil	EBITDA (R$million)	521	654	-20%	487	7%	1,405	2,326	-40%
	EBITDA margin (%)	16%	20%		15%		15%	25%
North America	EBITDA (R$million)	306	196	56%	352	-13%	990	652	52%
	EBITDA margin (%)	11%	8%		13%		12%	10%
Latin America	EBITDA (R$million)	88	72	22%	112	-21%	329	371	-11%
	EBITDA margin (%)	8%	8%		11%		10%	14%
Specialty Steel	EBITDA (R$million)	300	343	-13%	358	-16%	902	1,037	-13%
	EBITDA margin (%)	16%	20%		18%		16%	21%
Consolidated	EBITDA (R$million)	1,215	1,265	-4%	1,309	-7%	3,626	4,386	-17%
	EBITDA margin (%)	14%	15%		15%		14%	19%

•      Consolidated EBITDA (earnings before interest, tax, depreciation, and amortization), also known as operating cash flow, declined in 3Q11 in comparison with 3Q11, consequently reducing the EBITDA margin (see tables above), due to the same factors explained above (see item “Cost of Goods Sold and Gross Margin”).

•      At the Brazilian BO, which accounted for 43% of the consolidated EBITDA in the period, the EBITDA margin compression is explained by the decrease in net sales per ton and the increased cost of raw materials, even with higher dilution of fixed costs, resulting from growing shipments. The North American BO, which was responsible for 25% of the consolidated EBITDA, registered EBITDA margin expansion in relation to 3Q10, with the increased net sales per ton outpacing the increase in costs of raw materials. At the Specialty Steel BO, which was responsible for 25% of EBTIDA in 3Q11, the lower EBITDA margin mainly reflected the increase in raw material prices outpacing the increase in net sales per ton. At the Latin American BO, which was responsible for the remaining 7% of consolidated EBITDA, although the gross margin grew during the period, the increased operational costs resulted in a stable EBITDA margin.

•      On a consolidated basis, the absolute value of EBITDA and the respective margin for 3Q11 in comparison with 2Q11 were reduced as a result of lower shipments. At the Brazilian BO specifically, the increases in EBITDA and EBITDA margin were explained in the gross margin section above.

Financial Result

Financial Results	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2011	2010	3Q11/3Q10	2011	3Q11/2Q11	of 2011	of 2010	9M11/9M10
Financial income	159	74	115%	107	49%	324	222	46%
Financial expenses	(230)	(276)	-17%	(254)	-9%	(739)	(832)	-11%
Exchange variation, net	12	198	-94%	—	—	37	102	-64%
Gains (losses) with financial instruments, net	1	4	-75%	(70)	—	(68)	6	—
Financial Result	(58)	—	—	(217)	-73%	(446)	(502)	-11%

•             in 3Q11 and 2Q11, financial income and expenses were positively affected by the public share offering concluded on April 18, 2011. A portion of the offering’s proceeds was used to prepay debt, which led to a reduction in financial expenses, while the remaining balance was held in cash, resulting in higher financial income. It is important to take note that in 2Q11 this prepayment generated a loss of approximately R$ 70 million recorded under gains (losses) with financial instruments due to the early settlement of interest rate swaps related to this debt.

•             In accordance with IFRS, the Company has designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the net investments in subsidiaries located abroad. As a result, the effects from foreign exchange gains or losses on this debt is directly recognized under shareholders’ equity, leading to a significant reduction in impacts on the Company’s financial result. In 3Q10, an important portion of the debt was not yet designated as a hedge and, therefore, had its foreign exchange gains or losses carried over by the financial result.

Net Income

Net Income	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2011	2010	3Q11/3Q10	2011	3Q11/2Q11	of 2011	of 2010	9M11/9M10
Income before taxes (1)	719	781	-8%	661	9%	1,864	2,468	-24%
Income before taxes and social contribution	(6)	(172)	-97%	(158)	-96%	(238)	(430)	-45%
Consolidated Net Income (1)	713	609	17%	503	42%	1,626	2,038	-20%

(1) Includes the result of jointly controlled entities and associate companies, according to the equity income method.

•             Consolidated net income in 3Q11 increased in relation to 3Q10 and 2Q11, due to lower financial expenses, foreign exchange effects and tax benefits regarding payment of interest on equity deliberated in 3Q11.

Dividends

•             The companies Metalúrgica Gerdau S.A. and Gerdau S.A approved, based on the results recorded in 3Q11, the prepayment of the minimum mandatory dividend for fiscal year 2011, as shown below:

•                  Payment date: November 30, 2011

•                  Record date: shareholding position on November 21, 2011

•                  Ex-dividend date: November 22, 2011

•                  Metalúrgica Gerdau S.A.

•                  R$ 77.2 million (R$ 0.19 per share)

•                  Gerdau S.A.

•                  R$ 204.6 million (R$ 0.12 per share)

Investments

•      In 3Q11, investments in fixed assets stood at R$ 616 million. Of this total, 79% was allocated to units in Brazil and the remaining 21% to units located abroad. In the first nine months of 2011, investments totaled R$ 1.3 billion.

•             Investments in fixed assets planned for the period from 2011 to 2015 are estimated at R$ 10.8 billion and include both strategic and maintenance investments, as illustrated in the table below:

Investment Plan — Main Projects	Location	Additional production capacity (1,000 t)	Start-up
Brazil BO
Flat steel rolling mills (heavy plates and coiled hot-rolled strips) at Açominas Mill in Minas Gerais	Brazil	1,900	2012
Expansion of mining operations capacity to 7 million tonnes	Brazil	—	2012
New rebar rolls line at Araçariguama Mill in Sao Paulo	Brazil	—	2012
Rebar fabricating and ready-to-use steel product facilities	Brazil	—	2013
Wire rod and rebar rolling mill at Cosigua in Rio de Janeiro(1)	Brazil	600	2013
North America BO
Reheating furnace at Calvert City, Kentucky	USA	—	2012
Latin America BO
Port facilities (for coal and coke shipments)	Colombia	—	2012
Specialty Steel BO
New continuous slab casting unit with production capacity increase at Monroe Mill	USA	200	2012
Expansion of steel, long steel products and finishing capacities (at 4 different mills)(2)	USA	400	2014
Specialty steel and rebar rolling mill, sintering, coke plant and power generation(3)	India	300	2012
Specialty steel rolling mill at Pindamonhangaba Mill in São Paulo	Brazil	500	2012
New continuous casting and reheating furnace at Pindamonhangaba in São Paulo	Brazil	—	2012
Expansion of rolling capacity at Mogi das Cruzes Mill in São Paulo	Brazil	60	2012

(1)	To meet the capacity of this rolling mill, Gerdau will expand its melt shop crude steel capacity by 600,000 tonnes at the Cosigua Mill in Rio de Janeiro.
(2)	Investment with approval in phases
(3)	This capacity is not included in the consolidated figures since it is a jointly controlled entity.

Working Capital and Cash Conversion Cycle

•             In September 2011, the cash conversion cycle (working capital divided by daily net sales in the quarter) increased by 7 days in relation to June 2011, with stable net sales and an 8% increase in working capital. This increase is due to replenishment of inventories in the period and foreign exchange gains/losses when converting inventories from foreign companies to the Brazilian real.

Financial Liabilities

Indebtedness
(R$ million)	09.30.2011	12.31.2010
Short Term	1,611	1,693
Local Currency (Brazil)	576	703
Foreign Currency (Brazil)	257	169
Companies abroad	778	821
Long Term	11,913	12,977
Local Currency (Brazil)	2,692	2,623
Foreign Currency (Brazil)	6,271	5,656
Companies abroad	2,950	4,698
Gross Debt	13,524	14,670
Cash, cash equivalents and investments	4,366	2,204
Net Debt	9,158	12,466

•             The reduction of net debt (gross debt less cash) by 27% on September 30, 2011 in comparison with December 31, 2010 is mainly due to the public offering of R$ 3.6 billion concluded in April 2011.

•             The cash position (cash, cash equivalents, and financial investments) in turn practically doubled in the period. Of this cash, 22% was retained by Gerdau companies abroad, mainly in US dollars.

•             On September 30, 2011, the composition of gross debt was 24% in Brazilian Real, 48% in foreign currency contracted by companies in Brazil and 28% in a variety of currencies contracted by subsidiaries abroad. Of this total, 12% was short-term and 89% was long-term debt. When compared with June 30, 2011, the gross debt increased by 14% basically due to foreign exchange gains/losses for the portion of debt denominated in US dollars.

•             On September 30, 2011, the weighted average nominal cost of gross debt was 6.3%, with 8.3% for the amount denominated in Brazilian Real, 5.7% plus foreign exchange gains/losses for the amount denominated in US Dollars contracted by companies in Brazil, and 5.9% for the portion contracted by subsidiaries abroad.

Gross Debt

(R$ billion)

•             On September 30, 2011, the long-term debt amortization schedule, including debentures, was as follows:

Short Term	R$ million
4th Quarter 2011	485
1st Quarter 2012	298
2nd Quarter 2012	423
3rd Quarter 2012	405
Total	1,611

Long Term	R$ million
2012 (October to December)	459
2013	1,548
2014	1,124
2015	491
2016 onwards	8,291
Total	11,913

•             The main indicators were as follows on September 30, 2011:

Indicators	09.30.2011		12.31.2010
Gross Debt / Total Capitalization(1)	34%		42%
Net Debt / Total Capitalization(2)	26%		38%
Gross Debt / EBITDA (3)	3.0	x	2.8	x
Net Debt / EBITDA (3)	2.1	x	2.4	x
EBITDA (3) / Financial expenses (3)	4.0	x	4.6	x
EBITDA (3) / Net financial expenses (3)	6.2	x	6.2	x

(1) Total Capitalization = shareholders’ equity + gross debt

(2) Total Capitalization = shareholders’ equity + net debt

(3) Accumulated in last 12 months

Corporate Governance

Anefac-Fipecafi-Serasa Prize - Transparency Award

•             Gerdau was one of the winners of the 15th “Anefac-Fipecafi-Serasa Prize — Transparency Award”, awarded for its 2010 financial statements. It was the 12th consecutive time that Gerdau secured a place among the top 10 companies who submitted the best financial statements. Companies who entered were headquartered throughout Brazil, and chosen from the 500 largest and best private companies in the areas of commerce, industry, and services, except financial services, as well as the 50 largest state-owned companies.

Abrasca Code of Self-Regulation and Best Practice for Publicly-Traded Companies

•             On August 15, 2011, Metalúrgica Gerdau S.A. and Gerdau S.A. signed up to the Abrasca Code of Self-Regulation and Best Practice for Publicly-Traded Companies, which aims to increase the adoption and use of a set of principles, rules, and recommendations that contribute to guaranteeing a high standard of corporate governance.

Apimec Meetings

•             In August, 2011, Gerdau S.A. held two Apimec meetings in Sao Paulo and Rio de Janeiro, being attended by more than 200 participants. On the next November 21st the Company will hold an Apimec meeting for the south region associates in Porto Alegre.

THE MANAGEMENT

This document contains forward-looking statements These statements are dependent on estimates, information or methods that may be incorrect or inaccurate and may not be realized. These estimates are also subject to risk, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. The company does not assume and expressly waives any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	September 30, 2011	December 31, 2010
CURRENT ASSETS
Cash and cash equivalents	1,278,595	1,061,034
Short-term investments
Held for Trading	3,079,036	1,105,902
Available for sale	8,104	9,559
Trade accounts receivable - net	4,108,010	3,153,027
Inventories	7,852,885	6,797,785
Tax credits	653,553	586,056
Unrealized gains on derivatives	555	783
Other current assets	282,713	231,798
	17,263,451	12,945,944

NON-CURRENT ASSETS
Long-term investments	—	26,797
Tax credits	442,665	401,222
Deferred income taxes	1,435,773	1,579,011
Unrealized gains on derivatives	9,808	5,529
Judicial deposits	682,550	493,502
Other non-current assets	404,475	212,180
Prepaid pension cost	513,987	437,072
Advance for capital increase in jointly-controlled entity	75,580	—
Investments in associates and jointly-controlled entities	1,364,069	1,264,520
Other investments	19,520	19,002
Goodwill	9,053,711	8,158,098
Other Intangibles	1,279,434	1,176,823
Property, plant and equipment, net	16,882,323	16,171,560
	32,163,895	29,945,316

TOTAL ASSETS	49,427,346	42,891,260

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	September 30, 2011	December 31, 2010
CURRENT LIABILITIES
Trade accounts payable	3,171,168	1,783,274
Short-term debt	1,568,902	1,577,968
Debentures	41,855	115,069
Taxes payable	546,731	524,967
Payroll and related liabilities	594,938	475,237
Dividends payable	—	90,289
Environmental liabilities	27,926	29,191
Put options on non-controlling interests	42,432	—
Other current liabilities	458,509	425,905
	6,452,461	5,021,900

NON-CURRENT LIABILITIES
Long-term debt	11,192,382	12,360,056
Debentures	720,528	616,902
Deferred income taxes	1,851,438	2,270,849
Unrealized losses on derivatives	13,576	92,476
Provision for tax, civil and labor liabilities	820,210	645,375
Environmental liabilities	48,928	42,902
Employee benefits	828,255	834,471
Put options on non-controlling interests	546,367	516,706
Other non-current liabilities	322,806	342,008
	16,344,490	17,721,745

EQUITY
Capital	19,249,181	15,651,352
Treasury stocks	(237,622)	(161,405)
Legal reserve	307,329	307,329
Stock options	38,906	22,700
Other reserves	(761,406)	(1,884,002)
Retained earnings	6,513,708	5,534,468
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	25,110,096	19,470,442

NON-CONTROLLING INTERESTS	1,520,299	677,173

EQUITY	26,630,395	20,147,615

TOTAL LIABILITIES AND EQUITY	49,427,346	42,891,260

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	for the three months period ended		for the nine months period ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

NET SALES	8,967,321	8,190,031	26,340,979	23,593,365

Cost of sales	(7,628,291)	(6,840,348)	(22,433,669)	(19,022,389)

GROSS PROFIT	1,339,030	1,349,683	3,907,310	4,570,976

Selling expenses	(150,466)	(135,891)	(445,837)	(395,040)
General and administrative expenses	(440,854)	(475,827)	(1,313,774)	(1,333,546)
Other operating income	57,073	94,337	159,522	142,855
Other operating expenses	(32,847)	(45,217)	(82,214)	(70,223)
Equity in earnings of unconsolidated companies	5,424	(6,400)	84,877	54,828

NET INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	777,360	780,685	2,309,884	2,969,850

Financial income	158,859	74,165	323,606	221,647
Financial expenses	(230,393)	(276,138)	(739,338)	(831,672)
Exchange variations, net	11,690	198,201	37,373	101,765
Gain and losses on derivatives, net	1,529	4,163	(67,994)	6,631

NET INCOME BEFORE TAXES	719,045	781,076	1,863,531	2,468,221

Income and social contribution taxes
Current	(225,069)	(190,975)	(522,028)	(577,339)
Deferred	219,370	18,908	284,479	146,840

NET INCOME	713,346	609,009	1,625,982	2,037,722

ATTRIBUTED TO:
Owners of the parent	707,126	536,143	1,566,925	1,773,464
Non-controlling interests	6,220	72,866	59,057	264,258
	713,346	609,009	1,625,982	2,037,722

Basic earnings per share - preferred and common	0.41	0.38	0.96	1.25

Diluted earnings per share - preferred and common	0.41	0.38	0.96	1.25

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

In thousands of  Brazilian reais (R$)

	for the nine months period ended
	September 30, 2011	September 30, 2010

Cash flows from operating activities
Net income for the period	1,625,982	2,037,722
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	1,315,788	1,416,504
Equity in earnings of unconsolidated companies	(84,877)	(54,828)
Exchange variation, net	(37,373)	(101,765)
Losses (Gains) on derivatives, net	67,994	(6,631)
Post-employment benefits	45,601	3,027
Stock based remuneration	4,057	1,822
Income tax	237,549	430,499
Losses on disposal of property, plant and equipment and investments	17,358	972
Gains on available for sale securities	(28,073)	—
Allowance for doubtful accounts	29,270	1,772
Provision for tax, labor and civil claims	172,694	148,146
Interest income on investments	(183,031)	(149,975)
Interest expense on loans	622,379	707,874
Interest expense on loans with related parties	3,686	34
Provision for net realisable value adjustment in inventory	46,376	39,965
Reversal of net realisable value adjustment in inventory	(85,227)	(38,658)
	3,770,153	4,436,480
Changes in assets and liabilities:
Increase in trade accounts receivable	(750,810)	(993,402)
Increase in inventories	(567,975)	(1,552,190)
Increase in trade accounts payable	1,147,620	312,530
Increase in other receivables	(240,942)	(145,934)
(Increase) Decrease in other payables	(359,101)	326,107
Distributions from jointly-controlled entities	56,734	68,647
Purchases of trading securities	(5,327,885)	(81,654)
Proceeds from maturities and sales of trading securities	3,532,511	1,865,752
Cash provided by operating activities	1,260,305	4,236,336

Interest paid on loans and financing	(548,960)	(581,607)
Income and social contribution taxes paid	(334,581)	(398,916)
Net cash provided by operating activities	376,764	3,255,813

Cash flows from investing activities
Additions to property, plant and equipment	(1,289,108)	(751,401)
Proceeds from sales of property, plant and equipment, investments and other intangibles	9,394	8,096
Additions to other intangibles	(115,610)	(77,284)
Advance for capital increase in jointly-controlled entity	(74,785)	—
Purchases of available for sale securities	(723,285)	(1,371,835)
Proceeds from sales of available for sale securities	776,458	1,404,568
Net cash used in investing activities	(1,416,936)	(787,856)

Cash flows from financing activities
Capital increase	3,874,329	—
Purchase of own shares	(78,357)	(41,169)
Dividends and interest on capital paid	(341,127)	(959,986)
Payment of loans and financing fees	(25,530)	(2,824)
Proceeds from loans and financing	1,074,843	3,308,787
Repayment of loans and financing	(3,151,404)	(3,341,226)
Intercompany loans, net	(192,975)	18,160
Payment for acquisition of additional interest in subsidiaries	—	(2,884,853)
Net cash provided by /(used in) financing activities	1,159,779	(3,903,111)

Exchange variation on cash and cash equivalents	97,954	(57,523)

Increase (Decrease) in cash and cash equivalents	217,561	(1,492,677)
Cash and cash equivalents at beginning of period	1,061,034	2,091,944
Cash and cash equivalents at end of period	1,278,595	599,267